Exhibit 5.1

August 17, 2010

Microvision, Inc.

6222 185th Avenue NE

Redmond, Washington 98052

Attn: Thomas M. Walker

Re:	Form S-1

Ladies and Gentlemen:

This opinion is furnished to you in connection with the above-referenced registration statement (the “Registration Statement”) of Microvision, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), with respect to shares (the “Shares”) of common stock, par value of $.001 per share, of the Company (the “Common Stock”) that may be issued from time to time pursuant to a Common Stock Purchase Agreement (the “SPA”) dated as of August 16, 2010 by and between the Company and Azimuth Opportunity Ltd.

We have acted as counsel for the Company in connection with the registration of the Shares. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

Basing our opinion on the foregoing, we are of the opinion that upon the issuance by the Company of the Common Stock pursuant to the SPA against payment of the agreed consideration, the Common Stock will be duly authorized, validly issued, fully paid and nonassessable.

The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Act.

This opinion may be used only in connection with the offer and sale of the Shares while the Registration Statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP